EXCEED COMPANY LTD. TO HOLD ITS
ANNUAL GENERAL MEETING ON JULY 5, 2012

Fujian, China — May 31, 2012 — Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or the “Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, today announced that it will hold its annual general meeting on Thursday, July 5, 2012 at 10:00 a.m. local time at the Marco Polo Hotel Jinjiang, Sunshine East Street, Qing Yang Town, Jinjiang, Fujian, China. Shareholders of record in the books of the Company as of the close of business on May 16, 2012 are entitled to receive notice of, and to vote at, this meeting or any adjourned or postponed meeting thereof. The Company's annual report on Form 20-F as well as other documents prepared in connection with the annual general meeting can be obtained from the Company’s website at http://www.ir.xdlong.cn; a copy of the materials can also be requested by email to ir@xdlong.cn.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

For further information, please contact:

Investor Relations (Hong Kong)

Mahmoud Siddig

Taylor Rafferty

T: +852 3196 3712

E: Exceed@Taylor-Rafferty.com

Investor Relations (US)

Bryan Degnan

Taylor Rafferty

T: +1 (212) 889-4350

E: Exceed@Taylor-Rafferty.com